Exhibit 99.4

CM PARTNERS, LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(amounts in thousands)

	September 30,	December 31,
	2021	2020
Assets
Current assets
Cash	$4,796	$7,249
Restricted cash	-	3,000
Accounts receivable, net of allowance for doubtful accounts of $622 and $394, respectively	37,177	34,795
Prepaid expenses and other current assets	16,928	5,842
Total current assets	58,901	50,886
Intangible assets, net	61,427	68,015
Goodwill	83,956	83,956
Other assets	1,824	4,810
Total assets	$206,108	$207,667
Liabilities and Members’ Equity
Current liabilities
Accounts payable	$3,682	$3,403
Accrued expenses and other current liabilities	28,675	22,834
Deferred revenue	13,461	7,102
Notes payable	5,000	-
Total current liabilities	50,818	33,339
Deferred tax liabilities, net	5,828	10,125
Long-term incentive plan, noncurrent	2,703	2,468
Other liabilities	600	908
Total liabilities	59,949	46,840
Commitments and contingencies (Note 10)
Members’ equity
CM Partners, LLC members' interests	273,573	273,573
Accumulated deficit	(127,414)	(112,746)
Total members’ equity	146,159	160,827
Total liabilities and members’ equity	$206,108	$207,667

See accompanying Notes to Condensed Consolidated Financial Statements

CM PARTNERS, LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(amounts in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenue (including related party revenue of $0, $6,350, $0 and $22,625, respectively)	$31,172	$28,592	$84,256	$86,819
Costs and expenses
Cost of revenue	15,618	12,686	41,500	47,196
Selling and marketing	900	316	2,874	1,244
General and administrative	4,612	3,215	14,800	9,798
Employee related costs	11,575	11,461	36,252	32,649
Depreciation and amortization	2,646	2,423	7,642	7,269
Total costs and expenses	35,351	30,101	103,068	98,156
Loss from operations	(4,179)	(1,509)	(18,812)	(11,337)
Other expense (income):
Interest expense (income), net	37	(1)	58	(47)
Loss before income taxes	(4,216)	(1,508)	(18,870)	(11,290)
Income tax (benefit) provision	(1,074)	876	(4,202)	(2,924)
Net loss	$(3,142)	$(2,384)	$(14,668)	$(8,366)

See accompanying Notes to Condensed Consolidated Financial Statements

CM PARTNERS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY

(Unaudited)

(amounts in thousands)

	CM Partners,
	LLC Members'	Accumulated
	Interests	Deficit	Total
Balance at December 31, 2019	273,573	(105,756)	167,817
Net loss	-	(5,175)	(5,175)
Balance at March 31, 2020	$273,573	$(110,931)	$162,642
Net loss	-	(807)	(807)
Balance at June 30, 2020	$273,573	$(111,738)	$161,835
Net loss	-	(2,384)	(2,384)
Balance at September 30, 2020	$273,573	$(114,122)	$159,451

	CM Partners,
	LLC Members'	Accumulated
	Interests	Deficit	Total
Balance at December 31, 2020	273,573	(112,746)	160,827
Net loss	-	(7,398)	(7,398)
Balance at March 31, 2021	$273,573	$(120,144)	$153,429
Net loss	-	(4,128)	(4,128)
Balance at June 30, 2021	$273,573	$(124,272)	$149,301
Net loss	-	(3,142)	(3,142)
Balance at September 30, 2021	$273,573	$(127,414)	$146,159

See accompanying Notes to Condensed Consolidated Financial Statements

CM PARTNERS, LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(amounts in thousands)

	Nine Months Ended September 30,
	2021	2020
Cash flows from operating activities
Net loss	$(14,668)	$(8,366)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	7,642	7,269
Provision for doubtful accounts	235	272
Deferred taxes	(4,297)	(2,308)
Changes in operating assets and liabilities:
Accounts receivable	(2,617)	7,515
Prepaid expenses and other current assets	(11,086)	(8,034)
Other assets	3,059	7,843
Accounts payable	279	6,723
Accrued liabilities and other current liabilities	5,841	(398)
Deferred revenue	6,359	(22,934)
Long-term incentive plan, noncurrent	235	(432)
Other liabilities	(308)	3,231
Net cash (used in) operating activities	(9,326)	(9,619)
Cash flows from investing activities
Purchase of property and equipment	(216)	(105)
Capitalized software and development costs	(911)	(467)
Net cash (used in) investing activities	(1,127)	(572)
Cash flows from financing activities
Distributions to parent	-	(5,000)
Proceeds from promissory notes	5,000	-
Net cash provided by (used in) financing activities	5,000	(5,000)
Net decrease in cash and restricted cash	(5,453)	(15,191)

Cash and restricted cash
Beginning of period	10,249	27,573
End of period	$4,796	$12,382

See accompanying Notes to Condensed Consolidated Financial Statements

CM PARTNERS, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(amounts in thousands)

1.	Description of Business

CM Partners, LLC and Subsidiaries (“Complex” or “Company”) is a leading global youth entertainment network in the pop culture categories including streetwear and style, food, music, sneakers and sports. The brands, channels and sites include: “Complex”, “First We Feast”, “Sole Collector”, “Pigeons & Planes”, Complex SHOP, ComplexCon and ComplexLand. Complex ranks as one of the leading entertainment verticals amongst streaming entities in the United States. The Company has established a premium video publisher for the demographic of men between the ages of 18 to 34, with popular video series such as Hot Ones, Sneaker Shopping, Full Size Run, The Burger Show, Sneakerheads and QB1.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The Company’s Condensed Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The Condensed Consolidated Financial Statements include the accounts of the Company. All intercompany balances and transactions have been eliminated in consolidation.

Unaudited Condensed Interim Financial Statements

These Condensed Consolidated Financial Statements are unaudited; however, in the opinion of management, they reflect all adjustments consisting only of normal recurring adjustments necessary to state fairly the financial position, results of operations and cash flows for the periods presented in conformity with U.S. GAAP applicable to interim periods. The results of operations for the interim periods presented are not necessarily indicative of results for the full year or future periods. These Condensed Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements as of December 31, 2020 and notes thereto. The December 31, 2020 balance sheet data was derived from audited Consolidated Financial Statements as of that date.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements. The Company evaluates its estimates on an on-going basis, including, but not limited to, those related to collectability of accounts receivable, valuation of long-lived assets, including goodwill and definite-lived intangible assets, and their associated estimated useful lives, litigation, and income taxes. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

The COVID-19 pandemic has negatively impacted the macroeconomic environment in the United States and globally, as well as the Company’s business, financial condition and results of operations. Due to the evolving and uncertain nature of COVID-19, it is reasonably possible that it could materially impact the Company’s estimates, particularly those that require consideration of forecasted financial information. The magnitude of the impact will depend on numerous evolving factors that the Company may not be able to accurately predict or control, including the duration and extent of the pandemic, the impact of federal, state and local governmental actions, consumer behavior in response to the pandemic and such governmental actions, and the economic and operating conditions that the Company may face in the aftermath of COVID-19.

CM PARTNERS, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(amounts in thousands)

Fair Value Measurements

Certain financial instruments are required to be recorded at fair value. Other financial instruments, including cash and restricted cash, are recorded at cost, which approximates fair value. Additionally, accounts receivable, accounts payable, and accrued expenses approximate fair value because of the short-term nature of these financial instruments.

Cash and Restricted Cash

The following table provides a reconciliation of cash and restricted cash reported within the Condensed Consolidated Balance Sheets that aggregates to the total of the same amounts shown in the Condensed Consolidated Statements of Cash Flows:

	September 30,	December 31,
	2021	2020
Cash	$4,796	$7,249
Restricted cash	-	3,000
Total cash and restricted cash	$4,796	$10,249

Restricted cash of $3,000, as of December 31, 2020, was contractually designated as collateral for the Company’s line of credit. This line of credit was cancelled in the second quarter of 2021 (see Note 6 - Revolving Loans), and as a result, the cash that collateralized the line of credit is no longer restricted.

Accounts Receivable

Accounts receivable are recorded at net realizable value, consisting of the carrying amount less the allowance for uncollectible accounts, as needed. The Company grants credit terms in the normal course of business to its customers. Trade credit is extended based upon periodically updated evaluations of each customer’s ability to perform its payment obligations. The Company determines its allowance for uncollectible accounts receivable based on a combination of factors including an evaluation of the age of accounts receivable, historical trends, and analyses of specific risks that may impair a specific customer’s ability to meet its financial obligations. Bad debt expense was $85 and $235 for the three and nine months ended September 30, 2021, and $114 and $272 for the three and nine months ended September 30, 2020, respectively.

Property and Equipment

The Company records property and equipment at historical cost. Additions or improvements which extend the useful life of an asset or increase its productive capacity are capitalized. Repairs and maintenance costs that do not extend the useful life or enhance the productive capacity of an asset are expensed as incurred. Upon retirement or disposal of property and equipment, the Company derecognizes the cost and accumulated depreciation balance associated with the asset, with a resulting gain or loss from disposal included in the determination of net income or loss. Depreciation is computed using the straight-line method based upon the estimated useful life of the respective assets, ranging from three to five years. Leasehold improvements are amortized using the straight-line method over either the term of the lease or five years, whichever period is shorter. Property and equipment, net as of September 30, 2021 and December 31, 2020 was $351 and $400, respectively. These amounts are recorded within Other assets on the Condensed Consolidated Balance Sheets.

Content Rights

Content rights principally consist of scripted and unscripted episodic shows, game shows, short-form videos and podcasts. Content aired on the Company’s website and digital content offerings is internally produced, with the Company maintaining all of the rights to the produced content. All content is classified as produced and none is currently licensed from third-parties or co-produced.

CM PARTNERS, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(amounts in thousands)

Costs of produced content consist of development costs, direct production costs, certain production overhead costs, and other related production costs. The cost of produced content is capitalized when the cost is known or reasonably determinable. The Company pays in advance of delivery for episodic shows, game shows, short-form videos and podcasts.

Amortization expense for each period is recognized based on the revenue forecast model, which approximates the proportion that estimated distribution and advertising revenues for the current period represent in relation to the estimated remaining total lifetime revenues. Judgment is required to determine the useful lives and amortization patterns of the Company’s content rights.

Critical assumptions used in determining content amortization include: (i) the grouping of content with similar characteristics, (ii) the application of a quantitative revenue forecast model based on the adequacy of historical data, (iii) determining the appropriate historical periods to utilize and the relative weighting of those historical periods in the forecast model, (iv) assessing the accuracy of the Company's forecasts and (v) incorporating secondary streams. The Company then considers the appropriate application of the quantitative assessment given forecasted content use, expected content investment and market trends. Content use and future revenues may differ from estimates based on changes in expectations related to market acceptance. Accordingly, the Company continually reviews its estimates and planned usage and revises its assumptions if necessary. As part of the Company's assessment of its amortization rates, the Company compares the calculated amortization rates to those that have been utilized during the year. If the calculated rates do not deviate materially from the applied amortization rates, no adjustment is recorded. Any material adjustments from the Company’s review of the amortization rates are applied prospectively in the period of the change.

Capitalized content costs are stated at the lower of cost less accumulated amortization or fair value. Content rights are predominantly monetized on their own with the exception of two shows that are monetized as a group. For content rights that are predominantly monetized within film groups, the Company evaluates the fair value of content in aggregate at the group level by considering expected future revenue generation typically by using a discounted cash flow analysis when an event or change in circumstances indicates a change in the expected usefulness of the content or that the fair value may be less than unamortized costs. Estimates of future revenues consider historical airing patterns and future plans for airing content, including any changes in strategy. Given the significant estimates and judgments involved, actual demand or market conditions may be less favorable than those projected, requiring a write-down to fair value. Programming and development costs for programs that the Company has determined will not be produced, are fully expensed in the period the determination is made. Beginning in 2021, content rights are classified as a current or noncurrent asset within Prepaid expenses and other current assets or Other assets, respectively, based on the expected timing of amortization. All content that is expected to be amortized within the next 12 months is classified as current.

The Company applies an accelerated method for amortizing produced content that is monetized as a film group over an estimated useful life of three to four years. For produced content that is monetized individually, the Company applies a straight-line amortization method over an estimated useful life of four months. Both methods align amortization with the timing of revenue recognition. Amortization of capitalized costs for produced content begins when a program has been aired.

Capitalized Software

Capitalized software includes the costs of externally purchased software, acquired developed technology, internally developed software, systems designated for internal-use only, and website development costs. The capitalized costs include external direct costs for services and costs for employees directly associated with developing internal-use software and systems. Such costs are amortized on a straight-line basis over their useful lives, which range from 18 months to three years. Capitalized software, net as of September 30, 2021 and December 31, 2020 was $984 and $862, respectively. These amounts are recorded within Other assets on the Condensed Consolidated Balance Sheets.

CM PARTNERS, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(amounts in thousands)

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets, which consist primarily of property and equipment and definite-lived intangibles, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When an indicator arises that suggests the carrying value of the asset may not be recoverable, the Company compares the carrying value of the asset to the undiscounted future cash flows which are expected to be generated from the asset. If an asset does not pass the recoverability assessment, the impairment to be recognized is measured as the amount by which the carrying value of the asset exceeds its fair value.

Goodwill

Goodwill represents the excess purchase price over the fair value of net assets acquired in a business combination. The Company evaluates goodwill for impairment at least annually, in the fourth quarter, or whenever events or changes in circumstances indicate that goodwill might be impaired. For all periods presented, management concluded there to be a single reporting unit structure.

The Company’s annual goodwill impairment test is based on either a qualitative or quantitative assessment and is designed to determine whether management believes it is more likely than not that the fair value of the Company’s single reporting unit exceeds its carrying value.

In testing for goodwill impairment, management first assesses qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, management determines it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, additional impairment testing is not required. However, if management concludes otherwise, a quantitative assessment is performed.

A quantitative assessment is a comparison of the carrying value of the reporting unit against the fair value of the reporting unit. If the reporting unit’s carrying value exceeds its fair value, an impairment loss equal to the difference between the carrying value of the reporting unit and its fair value is recorded against goodwill.

Cost of Revenue

Cost of revenue primarily includes amounts owed to represented online properties, content development and production costs, content rights, event-related expenses, and website operating expenses. The Company develops and produces content in various formats to support its brands. The content is published on the Company’s owned and operated websites as well as through third-party video platforms where ads are sold.

Advertising Costs

Advertising, public relations and marketing costs are expensed as incurred. These expenses were $36 and $115 for the three and nine months ended September 30, 2021, and $207 and $662 for the three and nine months ended September 30, 2020, respectively.

Concentration of Credit Risk and Major Customers

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and trade receivables. The Company maintains its cash in accounts at financial institutions that, at times, may exceed federally insured limits. The cash balances in these financial institutions are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250.

CM PARTNERS, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(amounts in thousands)

The Company provides media and advertising placement services to clients who operate in a variety of industry sectors. The Company extends credit to qualified clients in the ordinary course of its business and does not obtain nor require collateral as a general policy. Approximately 15% and 7% at September 30, 2021 and 14% and 7% at December 31, 2020 of total accounts receivable was represented by two large advertising agencies, respectively. To the extent the Company is unable to collect on an advertising agency accounts receivable, it may make a claim directly with the advertiser.

Revenue generated based on a content licensing agreement with Verizon amounted to $6,350 and $22,625 for the three and nine months ended September 30, 2020, respectively. No revenue was generated from the content licensing agreement with Verizon during the three or nine months ended September 30, 2021. See Note 9 - Related Parties for further detail.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for loss carryforwards and other deferred tax assets if, in the opinion of management, it is more likely than not that a tax benefit will not be realized.

The Company evaluates uncertain tax positions taken or expected to be taken on tax returns for recognition, measurement, presentation, and disclosure in its financial statements. The Company has recorded an accrued liability for an uncertain tax position on its balance sheets for certain tax filing requirements. If an income tax position exceeds a 50% probability of success upon tax audit, based solely on the technical merits of the position, the Company recognizes an income tax benefit in its financial statements. The tax benefits recognized are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The liability associated with an unrecognized tax benefit is classified as a short-term liability. Interest and penalties related to income tax matters are recorded as a component of income tax expense.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Reclassifications

Certain prior year amounts included in the Condensed Consolidated Financial Statements have been reclassified to conform to the current year presentation including Property and equipment, net, and Capitalized software, net, being included in Other assets on the Condensed Consolidated Balance Sheets with no impact to previously reported net income, total assets, total liabilities or cash flows.

CM PARTNERS, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(amounts in thousands)

Recent Accounting Pronouncements

Recently adopted accounting pronouncements

In March 2019, the FASB issued ASU 2019-02, Improvements to Accounting for Costs of Films and License Agreements for Program Materials (“ASU 2019-02”), which aligns the accounting for capitalizing production costs of episodic television series with the guidance for films. As a result, the capitalization of costs incurred to produce episodic television series will no longer be limited to the amount of revenue contracted in the initial market until persuasive evidence of a secondary market exists. In addition, this guidance requires an entity to test for impairment of films or television series on a title-by-title basis or together with other films and series as part of a group, based on the predominant monetization strategy of the film or series. Further, this guidance requires that an entity reassess estimates of the use of a film or series in a film group and account for changes, if any, prospectively. In addition, this guidance eliminates existing balance sheet classification guidance and adds new disclosure requirements relating to costs for acquired and produced television series. The amendments in this update are effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years, and should be applied prospectively. Under a prospective transition, an entity should apply the amendments at the beginning of the period that includes the adoption date. The Company adopted ASU 2019-02 in the first quarter of 2021 and as such has included all content rights in “Prepaid expenses and other current assets” and “Other assets” on its Condensed Consolidated Balance Sheet, beginning with the period of adoption. There was no material impact upon adoption to the Condensed Consolidated Statements of Operations or the Condensed Consolidated Statements of Cash Flows. See Note 4 - Content Rights.

Recently issued accounting pronouncements not yet adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”). This ASU requires a lessee to record, for all leases with a lease term of more than 12 months, an asset representing its right to use the underlying asset for the lease term and a liability to make lease payments. For leases with a lease term of 12 months or less, a practical expedient is available whereby a lessee may elect, by class of underlying asset, not to recognize a right-of-use asset or lease liability. A lessee making this accounting policy election would recognize lease expense over the term of the lease, generally in a straight-line pattern. In transition, a lessee and a lessor will recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The modified retrospective approach includes a number of optional practical expedients. These practical expedients relate to identifying and classifying leases that commenced before the effective date, initial direct costs for leases that commenced before the effective date, and the ability to use hindsight in evaluating lessee options to extend or terminate a lease or to purchase the underlying asset. ASU 2018-11 was issued in June 2018 which also permits entities to choose to initially apply ASU 2016-02 at the adoption date and recognize a cumulative-effect adjustment to the opening balance of net assets in the period of adoption. The ASU will also require additional note disclosures regarding other key information from leasing arrangements. ASU 2016-02, as amended by ASUs 2019-10 and 2020-05, will be effective for the Company for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact of adoption on its Condensed Consolidated Financial Statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326). The ASU changes the impairment model for most financial assets that are measured at amortized cost and certain other instruments from an incurred loss model to an expected loss model. Entities will be required to estimate credit losses over the entire contractual term of an instrument. The ASU includes financial assets recorded at amortized cost basis such as loan receivables, trade and certain other receivables as well as certain off-balance sheet credit exposures such as loan commitments and financial guarantees. The ASU does not apply to financial assets measured at fair value, and loans and receivables between entities under common control. An entity must apply the amendments in the ASU through a cumulative-effect adjustment to net assets as of the beginning of the first reporting period in which the guidance is effective except for certain exclusions. The measurement of credit losses for newly recognized financial assets and subsequent changes in the allowance for credit losses are recorded in the statements of operations. This guidance, as amended by ASU 2019-10, Financial Instruments – Credit Losses, Derivatives and Hedging, and Leases: Effective Dates, is effective for the Company for interim and annual periods beginning after December 15, 2022. The Company is currently evaluating the effects of the new guidance on its Condensed Consolidated Financial Statements but does not expect the impact from this standard to be material.

CM PARTNERS, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(amounts in thousands)

In August 2018, the FASB issued ASU 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Topic 350), Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which requires hosting arrangements that are service contracts to follow the guidance for internal-use software to determine which implementation costs can be capitalized. For the Company, amendments in this Update are effective for annual reporting periods beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021. The Company does not expect the adoption of this guidance to have a material impact on its Condensed Consolidated Financial Statements, including accounting policies, processes, and systems.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes (“ASU 2019-12”), as part of its Simplification Initiative to reduce the cost and complexity in accounting for income taxes. ASU 2019-12 removes certain exceptions related to the approach for intra period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. ASU 2019-12 also amends other aspects of the guidance to help simplify and promote consistent application of GAAP. For the Company, the amendments of the update are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company does not expect the adoption of this guidance to have a material impact on its Condensed Consolidated Financial Statements, including accounting policies, processes, and systems.

3.	Revenue

Disaggregated Revenue

The Company’s revenues are derived from Advertising, Content Distribution, and E-Commerce and Other. The following table presents the Company’s revenues disaggregated by revenue source.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Advertising	$14,517	$12,018	$40,634	$31,394
Content Distribution	16,090	16,045	38,401	53,613
E-Commerce & Other	565	529	5,221	1,812
Total Revenue	$31,172	$28,592	$84,256	$86,819

The following table disaggregates the Company’s revenue by type of recognition for the three and nine months ended September 30, 2021 and 2020:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenue from performance obligations over time	$7,604	$8,592	$22,986	30,150
Revenue from performance obligations at point-in-time	23,568	20,000	61,270	56,669
Total Revenue	$31,172	$28,592	$84,256	86,819

CM PARTNERS, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(amounts in thousands)

Contract Balances

Contract assets primarily represent capitalized costs related to the production of content for which revenue has yet to be recognized (“Content rights”). Content rights are classified as Prepaid expenses and other current assets and Other assets in the Condensed Consolidated Balance Sheets as of September 30, 2021 and December 31, 2020.

Customer contracts may entitle the Company to invoice or receive payment in advance of the delivery of services. At each reporting period, to the extent that customer contract billings exceed revenue recognized on such contracts, these contract liabilities are presented as Deferred revenue on the Condensed Consolidated Balance Sheets as of September 30, 2021 and December 31, 2020. Refer below for the significant changes in the deferred revenue balances.

Contract balances consisted of the following opening and closing balances as of:

	September 30,	December 31,
	2021	2020
Contract assets:
Contract rights	$2,294	$1,135
Contract liabilities:
Deferred revenue (current)	$13,461	$7,102
Deferred revenue (noncurrent)	$-	$650

Deferred revenue is classified as $13,461 current and $0 noncurrent as of September 30, 2021, and $7,102 current and $650 noncurrent within Other liabilities as of December 31, 2020, respectively. Approximately 100% of Deferred revenue is expected to be earned within one year of the Condensed Consolidated Balance Sheet as of September 30, 2021. Approximately 92% of Deferred revenue was realized within one year of the Condensed Consolidated Balance Sheet as of December 31, 2020. Historically, the Company’s Deferred revenue balances were driven by a licensing agreement entered into with an entity controlled by Verizon. See Note 9 – Related Parties.

4.	Content Rights

The table below presents the components of content rights.

September 30,
2021
Film Group Monetization
Released	$1,049
In production	727
Individual Monetization
Released	10,948
In production	1,882
Total content rights	$14,606
Less: current portion	14,149
Total noncurrent content rights	$457

Content rights of $2,176 were recorded within Other assets on the Condensed Consolidated Balance Sheets as of December 31, 2020. The December 31, 2020 balance was accounted for under ASC 926 prior to the adoption of ASU 2019-02, which the Company adopted as of January 1, 2021.

CM PARTNERS, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(amounts in thousands)

The following table presents amortization expense of produced content costs for the three and nine months ended September 30, 2021, disaggregated by predominent monetization strategy:

	Three Months Ended	Nine Months Ended
	September 30, 2021	September 30, 2021
Individual monetization	$13,805	$37,748
Film group monetization	532	1,511
Total amortization	$14,337	$39,259

5.	Accrued Expenses & Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following as of September 30, 2021 and December 31, 2020:

	September 30,	December 31,
	2021	2020
Accrued production costs	$11,440	$7,016
Web partner fees	6,202	7,365
Accrued bonus	4,417	3,040
Payroll, payroll taxes and fringe benefits	3,421	2,912
Long-term incentive plan, current	1,530	1,300
Other current liabilities	1,665	1,201
Accrued expenses and other current liabilities	$28,675	$22,834

Long-Term Incentive Plans

The Company maintains a Long-Term Incentive Plan (“LTIP”) for certain executives as approved by the Company’s Board of Directors. Awards are cash-based and typically granted under the LTIP annually. Each award vests over a three-year period from the grant date. Vesting criteria for awards include both an individual service-based component and a performance-based component that is based on the Company’s achievement of certain financial metrics. The Company records expense for the service-based component ratably over the three-year term. For the performance-based component, the Company records expense based on management’s estimate of the Company’s achievement against the defined financial metrics. Management’s estimate is updated, and expense is adjusted, as deemed necessary, each reporting period.

As of September 30, 2021, and December 31, 2020, the total liability related to the LTIP awards was $4,234 and $3,768, respectively. The Company incurred $510 and $1,766 of expense related to the LTIP awards, for the three and nine months ended September 30, 2021, respectively, and $630 and $754 for the three and nine months ended September 30, 2020, respectively, classified within Employee related costs on the Condensed Consolidated Statements of Operations.

CM PARTNERS, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(amounts in thousands)

6.	Revolving Loans

On November 8, 2019, the Company entered into a revolving loan (“2019 Revolving Loan”) with another financial institution. The lender in the 2019 Revolving Loan agreement committed to providing the Company with up to $7,500 in revolving loans. In conjunction with the 2019 Revolving Loan, the Company contractually designated a deposit account with the financial institution as collateral for the revolving loan. The Company transferred the $7,500 of required collateral into the designated deposit account in January 2020. The 2019 Revolving Loan bears interest on outstanding borrowings at the greater of the prime rate plus 1.5%, or 3.5%, and does not contain any financial or non-financial covenants. On November 3, 2020, the Company renewed the 2019 Revolving Loan, and reduced the available line of credit to up to $3,000. As a result, the balance in the deposit account designated as collateral was reduced to $3,000, which is reflected as restricted cash as of December 31, 2020. The Company has not drawn down on this revolver at any time and had no outstanding borrowings as of December 31, 2020. During the second quarter 2021, the 2019 Revolving Loan was cancelled, and as a result, the entire restricted cash balance was unrestricted as of September 30, 2021.

On September 2, 2020, the Company entered into promissory notes (“2020 Promissory Notes”) with entities controlled by Verizon and Hearst, respectively (collectively “the Lenders”), whereby the Company may borrow up to $10,000 from the Lenders, with a maximum of $5,000 from each lender, over the term. The 2020 Promissory Notes bear interest at 3.0% on outstanding principal amounts, which accrues and is payable at each annual period through the maturity date of September 2, 2022. The 2020 Promissory Notes contain certain non-financial covenants that restrict the Company from spending or borrowing outside of pre-approved limits, to the extent that amounts remain outstanding under the note. On May 7, 2021, the Company elected to borrow $5,000, a portion of their 2020 Promissory Notes, with $2,500 being received from Verizon and from Hearst, respectively. The outstanding borrowings of the 2020 Promissory Notes were $5,000 and $0 as of September 30, 2021 and December 31, 2020, respectively.

7.	Income Taxes

For the three and nine months ended September 30, 2021, the Company reported an income tax benefit of $1.1 million and $4.2 million, respectively, representing an effective tax rate of 25.5% and 22.3%, respectively. The difference in the statutory tax rate and the effective tax rate for the three and nine months ended September 30, 2021 is primarily attributable to the income tax benefit related to state taxes.

For the three and nine months ended September 30, 2020, the Company reported income tax expense of $0.9 million and income tax benefit of $2.9 million, respectively, representing an effective tax rate of (58.1)% and 25.9%, respectively. The difference in the statutory tax rate and the effective tax rate for the three months ended September 30, 2020 is primarily attributable to the income tax benefit related to state taxes. The difference in the statutory tax rate and the effective tax rate for the nine months ended September 30, 2020 is primarily attributable to the income tax benefit related to state taxes.

8.	Members’ Interests

The Company was formed on April 8, 2016 as an LLC by Verizon. Pursuant to an amended and restated LLC agreement dated April 15, 2016 (“LLC agreement”), Hearst was admitted as a 50% member. Verizon and Hearst are collectively referred to as the “Members”. In accordance with the LLC agreement, the debts, obligations and liabilities of the Company shall solely be the debts, obligations and liabilities of the Company. None of the Members shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being one of the Members or acting as an officer of the Company. The LLC does not maintain separate accounts for the Members and all distributions (either return of capital or profits) are to be distributed on a pro rata basis in accordance with the member’s percentage interests.

9.	Related Parties

In July 2016, the Company entered into a licensing agreement with an entity controlled by Verizon (“go90 agreement”). Under the go90 agreement, the Company produced and licensed original content for an exclusive license period. The Company recorded $6,350 and $22,625 of revenue from the go90 agreement during the three and nine months ended September 30, 2020, respectively. The Company did not record any revenue from the go90 agreement during the three and nine months ended September 30, 2021. No amounts related to the go90 agreement were due from Verizon as of September 30, 2021 and December 31, 2020.

CM PARTNERS, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(amounts in thousands)

On September 2, 2020, the Company entered into promissory notes (“2020 Promissory Notes”) with entities controlled by Verizon and Hearst, whereby the Company may borrow up to $10,000, with a maximum of $5,000 from each lender, over the term. The terms of the 2020 Promissory Notes are described within Note 6 – Revolving Loans.

In addition, the Company is a lessee under an operating lease agreement with Verizon (Note 10 – Commitments and Contingencies) and is a customer of Verizon with respect to certain production and telecommunications services.

10.	Commitments and Contingencies

Legal Proceedings

The Company is subject to various claims and legal matters that arise in the normal course of its business. These include disputes or potential disputes related to breach of contract, tort, employment-related claims, tax claims, statutory, and other matters. The Company’s management currently believes that resolution of any outstanding legal matters will not have a material adverse effect on the Company’s financial position or results of operations. However, legal matters are subject to inherent uncertainties and there exists the possibility that the ultimate resolution of these matters could have a material adverse impact on the Company’s financial position and results of operations in the period in which any such effects are recorded. The Company is not a party to any material litigation and does not have contingency reserves established for any litigation liabilities as of September 30, 2021 and December 31, 2020.

CM PARTNERS, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(amounts in thousands)

Exit or Disposal Activities

The Company’s leased properties in Nashville, TN and Sherman Oaks, CA were abandoned. As a result, the Company recognized an exit obligation charge and related exit obligation liability on the cease-use date (August 2018), in accordance with ASC 420, Exit or Disposal Cost Obligations. A summary of the exit liability and related activity for the periods presented is as follows:

Exit cost obligation at December 31, 2020	$402
Q1 Accretion	15
Q1 Payments	(89)
Exit cost obligation at March 31, 2021	328
Q2 Accretion	10
Q2 Payments	(89)
Exit cost obligation at June 30, 2021	249
Q3 Accretion	8
Q3 Payments	(89)
Exit cost obligation at September 30, 2021	$168

Exit cost obligation at December 31, 2019	$686
Q1 Accretion	20
Q1 Payments	(86)
Exit cost obligation at March 31, 2020	620
Q2 Accretion	17
Q2 Payments	(86)
Exit cost obligation at June 30, 2020	551
Q3 Accretion	14
Q3 Payments	(86)
Exit cost obligation at September 30, 2020	$479

The exit liability is included within Accrued expenses and other current liabilities (current portion) and Other liabilities (non-current portion) on the Condensed Consolidated Balance Sheets. The charges, recorded as General and administrative expenses, primarily included the present value of the remaining lease obligation on the cease use date, net of estimated sublease income. The total cost expected to be incurred for this exit obligation is $1,362, which includes the $1,073 in exit costs fully recorded at the cease-use date and $289 of total accretion expense. Changes to the estimated sublease income, including actual contracted sublease income, may result in incremental lease exit charge activity in the period determined.

Leases

The accompanying Condensed Consolidated Financial Statements reflect rent expense on a straight-line basis over the terms of the Company’s operating leases. Rent expense charged to the Condensed Consolidated Statements of Operations was $1,494 and $4,560 for the three and nine months ended September 30, 2021, respectively, and $1,620 and $4,941 for the three and nine months ended September 30, 2020, respectively. In May 2021, the Company’s operating lease in Los Angeles, CA reached the end of its term and was not renewed. The Company is a lessee under a separate operating lease agreement with a related party, Verizon, and the leased property is located in New York, NY. The lease contains an initial term of 5 ½ years and is the only material lease maintained by the Company as of September 30, 2021.

CM PARTNERS, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(amounts in thousands)

11.	Employee Benefit Plan

The Company has a Safe Harbor 401(k) plan under which eligible employees may contribute a percentage of their annual compensation subject to limitations set by the Internal Revenue Code. Contributions by the Company to the plan were $246 and $917 for the three and nine months ended September 30, 2021, and $191 and $657 for the three and nine months ended September 30, 2020, respectively.

12.	Subsequent Events

The Company has evaluated subsequent events through November 19, 2021, which is the date the Condensed Consolidated Financial Statements were available to be issued and has concluded that no such events or transactions took place that would require adjustment to or further disclosure within the accompanying Condensed Consolidated Financial Statements.